Exhibit 21.1

ATP Oil & Gas Corporation and Subsidiaries

Subsidiaries

Name	Ownership
ATP Oil & Gas Corporation	Parent
ATP Energy, Inc.	100%
ATP Oil & Gas (UK) Limited	100%
ATP Oil & Gas (Netherlands) B.V.	100%
ATP Holdco, LLC	100%
ATP IP-GP, LLC	100%
ATP IP-LP, LLC	100%
ATP Infrastructure Partners, LP	51%